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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 7 2002
526

SEC FILE NUMBER
8- 50459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: [redacted] FINANCIAL MANAGEMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 METRO BLVD., SUITE 219
(No. and Street)

MINNEAPOLIS (City) MN (State) 55439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRAD PRIES (952) 831-0039
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POTTER & COMPANY, LLP
(Name — *if individual, state last, first, middle name*)

300 EAST MAIN STREET, SUITE 300 LEXINGTON, KENTUCKY 40507
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRADLEY E. PRIES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Management, LLC dba Financial Management, as of 2/28/02, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President - Managing Member

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT MANAGEMENT, LLC
d/b/a FINANCIAL MANAGEMENT
SERVICES, LLC
EDINA, MINNESOTA

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S
REPORT

December 31, 2001 and 2000

INVESTMENT MANAGEMENT, LLC
d/b/a FINANCIAL MANAGEMENT SERVICES, LLC
LEXINGTON, KENTUCKY

CONTENTS



POTTER & COMPANY, LLP
Certified Public Accountants ■ *Business Advisors*

Quality Place Building 300 East Main St., Suite 300 Lexington, KY 40507 (606) 253-1100 FAX: (606) 253-1384 www.potterco.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Investment Management, LLC
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Investment Management, LLC d/b/a Financial Management Services, LLC, as of December 31, 2001 and 2000, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Management, LLC, d/b/a Lexington Capital Management, LLC, at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Potter & Company, LLP

POTTER & COMPANY, LLP
Lexington, Kentucky
February 8, 2002

INVESTMENT MANAGEMENT, LLC
d/b/a FINANCIAL MANAGEMENT SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets:		
Cash	$ 6,186	$ 8,104
Deposit with clearing organization	25,997	25,000
Accounts receivable	0	1,440
Prepaid expenses	1,185	1,312
Total current assets	33,368	35,856
Intangible asset, net	11,083	14,883
Total assets	$ 44,451	$ 50,739
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accrued expenses	$ 520	$ 0
Subordinated borrowings	25,000	25,000
Total liabilities	25,520	25,000
Members' equity	18,931	25,739
Total liabilities and members' equity	$ 44,451	$ 50,739

See accompanying notes.

INVESTMENT MANAGEMENT, LLC
d/b/a FINANCIAL MANAGEMENT SERVICES, LLC
STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 0	$ 0
Total revenues	0	0
Operating expenses:		
Amortization	3,800	3,800
Professional fees	5,615	9,865
Insurance	1,770	1,135
Taxes, permits and licenses	2,561	8,155
Miscellaneous expenses	99	89
Total operating expenses	13,845	23,044
Loss from operations	(13,845)	(23,044)
Other income (expense):		
Interest income	997	0
Interest expense	(520)	0
Total other income (expense)	477	0
Net loss	$ (13,368)	$ (23,044)

See accompanying notes.

INVESTMENT MANAGEMENT, LLC
d/b/a FINANCIAL MANAGEMENT SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2001 and 2000

	Stephen Keller	Robert Maddox	Bradley Pries	Patrick Shaughnessey	Total
Balance at December 31, 1999	$ 5,257	$ 10,513	$ 10,513	$	$ 26,283
Members' contributions	4,500	9,000	9,000		22,500
Net loss	(4,608)	(9,218)	(9,218)		(23,044)
Balance at December 31, 2000	5,149	10,295	10,295	0	25,739
Members' contributions	1,312	2,624	2,624		6,560
Transfer of member's interest		(8,909)		8,909	0
Net loss	(2,674)	(4,010)	(5,347)	(1,337)	(13,368)
Balance at December 31, 2001	$ 3,787	$ 0	$ 7,572	$ 7,572	$ 18,931

See accompanying notes.

INVESTMENT MANAGEMENT, LLC
d/b/a FINANCIAL MANAGEMENT SERVICES, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Years Ended December 31, 2001 and 2000

Balance at January 1, 2000	$ 0
Issuance of subordinated notes	25,000
Balance at December 31, 2000	25,000
Net increases (decreases)	0
Balance at December 31, 2001	$ 25,000

See accompanying notes.

INVESTMENT MANAGEMENT, LLC
d/b/a FINANCIAL MANAGEMENT SERVICES, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Loss from operations	$ (13,845)	$ (23,044)
Adjustments to reconcile loss from operations to net cash used in operating activities:		
Amortization expense	3,800	3,800
Decrease (increase) in assets:		
Accounts receivable	1,440	(1,440)
Prepaid expenses	127	(212)
Net cash used in operating activities	(8,478)	(20,896)
Cash flows from financing activities:		
Members' contributions	6,560	22,500
Increase (decrease) in cash	(1,918)	1,604
Cash, beginning of year	8,104	6,500
Cash, end of year	$ 6,186	$ 8,104

See accompanying notes.

INVESTMENT MANAGEMENT, LLC
d/b/a FINANCIAL MANAGEMENT SERVICES, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Investment Management, LLC, d/b/a Financial Management Services, LLC, (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business:

Investment Management, LLC, d/b/a Financial Management Services, LLC, is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. The Company was organized on March 26, 1996. As of August 20, 1998 the Company became a registered member with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

In general, the Company has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

During 2001, Patrick Shaughnessey purchased Robert Maddox's entire interest in the company. At December 31, 2001 and 2000, the ownership percentages are as follows:

	2001	2000
Stephen Keller	20%	20%
Robert Maddox	0%	40%
Bradley Pries	40%	40%
Patrick Shaughnessey	40%	0%
	100%	100%

Basis of Accounting:

The financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Accordingly, actual results could differ from those estimates.

Federal Income Taxes:

The Company is not a taxpaying entity for federal income tax purposes, thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns.

Intangible Asset:

Intangible asset consists of $19,000 in organizational costs and is amortized on a straight-line basis over 5 years. Accumulated amortization is $7,917 and $4,117 for the years ended December 31, 2001 and 2000, respectively.

NOTE 2 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2001 and 2000 are as follows:

Subordinated note, 8.5% due October 10, 2005	$ 25,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Debtors, Inc. and these are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to compute the net capital using the regular method of Rule 15c3-1. Also, the rules of the SEC that provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 must be followed. At December 31, 2001, the Company had net capital of $6,186, which was $1,186 in excess of its required net capital of $5,000. The Company's net capital ratio for the year ended December 31, 2001 was 0 to 1.

NOTE 3 - NET CAPITAL REQUIREMENTS (CONTINUED)

There were no material differences between the computations of required net capital as filed by the Company's FOCUS Report - Part IIA and the calculations presented within these financial statements.

NOTE 4 - RECLASSIFICATIONS

Certain amounts as originally presented in the prior year have been reclassified to conform to the presentation used in the current year. Such reclassifications had no effect on previously reported net income.

SCHEDULE I
INVESTMENT MANAGEMENT, LLC
d/b/a FINANCIAL MANAGEMENT SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2001

NET CAPITAL		
Total members' equity qualified for net capital	$	18,931
Add:		
Subordinated borrowings allowable in computation of net capital		25,000
Other allowable credits - accrued interest on subordinated borrowings		520
Total capital and allowable subordinated borrowings		44,451
Deductions and/or charges:		
Non-allowable assets:		
Deposit with clearing organization		25,997
Prepaid expenses		1,185
Intangible asset, net		11,083
Total non-allowable assets		38,265
Net capital before haircuts on securities positions		6,186
Haircuts on securities		0
Net capital after haircuts	$	6,186
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	0
Total aggregate indebtedness	$	0
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital required	$	5,000
Net capital requirement		5,000
Excess net capital	$	1,186
Ratio: aggregate indebtedness to net capital		0 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	6,186
Net audit adjustments with an effect on the company's computation of net capital		0
Net capital per above	$	6,186



POTTER & COMPANY, LLP

Certified Public Accountants ■ *Business Advisors*

Quality Place Building 300 East Main St., Suite 300 Lexington, KY 40507 (606) 253-1100 FAX: (606) 253-1384 www.potterco.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Investment Management, LLC
Edina, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Investment Management, LLC, d/b/a Financial Management Services, LLC, for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
Investment Management, LLC

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Potter & Company, LLP

POTTER & COMPANY, LLP
Lexington, Kentucky
February 8, 2002

